April 4, 2025

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rule 17g-1 Fidelity Bond Filing for Lazard Active ETF Trust (the “Trust”) (File Nos. 811-24041; 333-285466)

To Whom It May Concern:

Enclosed for filing, pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), please find the following information with respect to the Trust. Please note the following for the Securities and Exchange Commission’s records:

1. A copy of a joint Investment Company Bond issued by Federal Insurance Company (the “Bond”), which lists the Trust, Lazard Global Total Return and Income Fund, Inc., Lazard Retirement Series, Inc. and The Lazard Funds, Inc. (each, a “fund” and collectively, the “funds”) as insureds, is enclosed under Exhibit 99-1.

2. A certificate of the funds’ Assistant Secretary in which he attests to the authenticity and accuracy of resolutions adopted by the members of each fund’s Board of Directors/Trustees (including those members who are not “interested persons,” as defined in the 1940 Act, of the fund) which authorize the purchase of a joint bond in a form and in an amount which is consistent with Rule 17g-1 under the 1940 Act, is enclosed under Exhibit 99-2.

3. The Bond premium has been paid for the coverage period from October 1, 2024 to October 1, 2025, and the Bond is written for a $8,750,000 limit of liability. Had each fund not been named as an insured under the Bond, each of the funds would have provided and maintained a separate bond in an amount at least equal to the amount listed in Schedule A, attached hereto.

4. A copy of the agreement among the funds entered into pursuant to paragraph (f) of Rule 17g-1 is enclosed under Exhibit 99-3.

Very truly yours,

/s/ Robert Spiro

Robert Spiro

Schedule A

Fund	Single Insured Bond Coverage
Lazard Active ETF Trust	$ 50,000
Lazard Global Total Return and Income Fund, Inc.	$ 600,000
Lazard Retirement Series, Inc.	$ 900,000
The Lazard Funds, Inc.	$ 2,500,000